                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         American Financial Group, Inc.
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value

                         (Title of Class of Securities)


                                   029090 10 7
                                 (CUSIP Number)


                              James E. Evans, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2536

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 12, 1995
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
    following box [   ].

    Check the  following box if a fee is being paid with this statement [  ].


                               Page 1 of 13 Pages
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
    CUSIP NO. 029090 10 7           13D             Page 2 of 13 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
            SOLE VOTING POWER

              5,760,988 (See Item 5)

    8    SHARED VOTING POWER

                982,713

    9    SOLE DISPOSITIVE POWER

              5,760,988

    10    SHARED DISPOSITIVE POWER

                982,713

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               6,743,701 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.5% (See Item 5)

    14    TYPE OF REPORTING PERSON*

              IN

    CUSIP NO. 029090 10 7           13D             Page 3 of 13 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner III

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
            SOLE VOTING POWER

              4,402,566 (See Item 5)

    8    SHARED VOTING POWER

              17,941

    9    SOLE DISPOSITIVE POWER

              4,403,474 (See Item 5)

    10    SHARED DISPOSITIVE POWER

              17,941

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              4,421,415 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.5% (See Item 5)

    14    TYPE OF REPORTING PERSON*

              IN

    CUSIP NO. 029090 10 7           13D             Page 4 of 13 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              S. Craig Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
            SOLE VOTING POWER

              3,886,174 (See Item 5)

    8    SHARED VOTING POWER

              60,539

    9    SOLE DISPOSITIVE POWER

              3,886,174

    10    SHARED DISPOSITIVE POWER

              60,539

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              3,946,713 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7% (See Item 5)

    14    TYPE OF REPORTING PERSON*

              IN

    CUSIP NO. 029090 10 7           13D             Page 5 of 13 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Keith E. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
            SOLE VOTING POWER

              6,125,511 (See Item 5)

    8    SHARED VOTING POWER

               - - -

    9    SOLE DISPOSITIVE POWER

              6,125,511

    10    SHARED DISPOSITIVE POWER

               - - -

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              6,125,511 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.4% (See Item 5)

    14    TYPE OF REPORTING PERSON*

              IN

            This  Amendment No. 1 to Schedule 13D is filed on behalf of Carl
    H.  Lindner and his sons Carl H. Lindner III,  S. Craig Lindner and Keith
    E. Lindner (collectively the "Lindner Family" or the "Reporting Persons"). Items not included in this amendment are either not amended or are not applicable.

    Item 1. Security and Issuer.

            This Statement relates to shares of Common Stock, par value $1.00 per share ("Common Stock"), of American Financial Group, Inc., an Ohio corporation ("American Financial"). The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

    Item 5. Interest in Securities of the Issuer.

            On December 19, 1995,  American Financial completed the sale  of
    4.6 million shares of Common Stock in an underwritten public offering. As of that date (and following the issuance of the offered shares), the Lindner Family beneficially owned an aggregate of 21,237,340 shares (or approximately 35.9%) of the outstanding American Financial Common Stock as follows:


                                 Number                Percent          Ownership
     Holder                     of Shares              of Class         Interest (a)


    Carl H. Lindner           6,743,701  (b)             11.5%             11.5%
    Carl H. Lindner III       4,421,415  (c)              7.5%              8.6%
    S. Craig Lindner          3,946,713  (d)              6.7%              8.0%
    Keith E. Lindner          6,125,511  (e)             10.4%              8.0%

         Total:              21,237,340


    (a) This column indicates the ownership percentages for Messrs. Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner before attributing the shares held in various trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner (for which Keith E. Lindner acts as trustee with voting and investment power) to Keith E. Lindner.

    (b) Includes 982,713 shares held by his spouse and excludes 5,000,000 shares held in a trust, the grantor of which is his spouse, and the beneficiaries of the trust are Mrs. Lindner and their sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, but for which a third party acts as trustee with voting and investment power.

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

    (c) Includes 17,941 shares held by a trust over which his spouse has voting and investment power, 349,088 shares which may be acquired within 60 days through the exercise of options granted under the American Financial Stock Option Plan (the "Option Plan") and 908 shares held in his account under the American Financial 401(k) Retirement and Savings Plan over which he has investment power but not the power to vote. Does not include 639,188 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and investment power.

    (d) Includes 60,539 shares held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and investment power and 11,819 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan. Does not include 775,714 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and investment power.

    (e)     This number  includes 1,414,902  shares (described in  footnotes
            (c) and (d) above), which are held in various trusts for the benefit of the minor children of his brothers, Carl H. Lindner III and S. Craig Lindner over which Keith E. Lindner has sole voting and investment power but no financial interest.

            In addition to the shares set forth in the foregoing table, AFC and American Financial Enterprises, Inc. ("AFEI") beneficially own 8,713,222 and 9,953,392 shares, respectively, of American Financial Common Stock. As American Financial beneficially owns approximately 79% and 83% of the outstanding voting securities of AFC and AFEI, respectively, these shares are not deemed to be outstanding for purposes of determining the ownership percentages of the Lindner Family, nor are the Reporting Persons entitled to vote such shares. Notwithstanding, AFC and AFEI receive their share of any dividends paid on American Financial Common Stock.

            On October 13, 1995, the Reporting Persons acquired shares of American Financial Common Stock pursuant to the American Financial Dividend Reinvestment Plan at $29.25 per share, as follows: Carl H. Lindner - 99,734 shares: Carl H. Lindner III - 32,478 shares; S. Craig Lindner - 32,478 shares; and Keith E. Lindner - 32,478 shares. Since October 1, 1995, Carl H. Lindner has disposed of by gift and aggregate of 25,018 shares on various dates to charitable and educational institutions and other parties.

            On  November 15,  1995,  Carl H.  Lindner  transferred 5,000,000 shares of Common Stock to his spouse. On December 12, 1995, Mrs. Lindner transferred 5,000,000 shares of Common Stock to a trust for which Lou Ann Flint acts as sole trustee with voting and dispositive power. The beneficiaries of the trust are Mrs. Lindner and her sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner.

            Except as set forth in this Item 5, to the best knowledge and belief of the undersigned, no transactions involving American Financial Common Stock have been effected during the past 60 days by the Reporting Persons.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None.

    Item 7. Material to be filed as Exhibits.

            (1) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            (2)      Agreement   required  pursuant   to  Regulation  Section
                     240.13d-1(f)(1)   promulgated   under   the   Securities
                     Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

    Dated:     December 21, 1995

                                   *  Carl H. Lindner
                                  ----------------------------------------
                                      Carl H. Lindner


                                   *  Carl H. Lindner III
                                  ----------------------------------------
                                      Carl H. Lindner III


                                   *  S. Craig Lindner
                                  ----------------------------------------
                                      S. Craig Lindner


                                   *  Keith E. Lindner
                                  ----------------------------------------
                                      Keith E. Lindner


    * By:   James C. Kennedy
           ---------------------------
            James C. Kennedy
            Attorney-in-Fact


    (AFG.#1)

    Exhibit 1

                                POWER OF ATTORNEY



                 I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
    Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                 IN  WITNESS  WHEREOF,  I  have  hereunto  set  my  hand   at
    Cincinnati, Ohio this 4th day of April, 1995.



                                  /s/ Carl H. Lindner
                                  ---------------------------------
                                      Carl H. Lindner

                                POWER OF ATTORNEY



                 I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as President and Chief Operating Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                 IN  WITNESS  WHEREOF,   I  have  hereunto  set  my  hand  at
    Cincinnati, Ohio this 4th day of April, 1995.



                                  /s/ Carl H. Lindner III
                                  ---------------------------------
                                      Carl H. Lindner III

                                POWER OF ATTORNEY



                 I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Vice Chairman of the Board of Directors of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                 IN  WITNESS  WHEREOF,   I  have  hereunto  set  my  hand  at
    Cincinnati, Ohio this 4th day of April, 1995.



                                  /s/ S. Craig Lindner
                                  ----------------------------------
                                      S. Craig Lindner

                                POWER OF ATTORNEY



                 I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Vice Chairman of the Board of Directors of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                 IN  WITNESS  WHEREOF,   I  have  hereunto  set  my  hand  at
    Cincinnati, Ohio this 4th day of April, 1995.



                                  /s/ Keith E. Lindner
                                  -------------------------------------
                                      Keith E. Lindner

    Exhibit 2
                                    AGREEMENT

                 This Agreement executed this 7th day of April, 1995, is by and among Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

                 WHEREAS, as of the date of this Agreement, the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

                 NOW THEREFORE BE IT RESOLVED, that CHL, CHL III, SCL and KEL do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of any of them pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.


                                  /s/ Carl H. Lindner
                                  ---------------------------------
                                      Carl H. Lindner


                                  /s/ Carl H. Lindner III
                                  ---------------------------------
                                      Carl H. Lindner III


                                  /s/ S. Craig Lindner
                                  ---------------------------------
                                      S. Craig Lindner


                                  /s/ Keith E. Lindner
                                  -------------------------------------
                                      Keith E. Lindner